Exhibit 99

NEWS RELEASE

SHAW WELCOMES CHRISTY CLARK TO ITS BOARD

Calgary, Alberta (June 29, 2018) – Shaw Communications Inc. (“Shaw”), on behalf of the Board of Directors (the “Board”), is pleased to announce the appointment of Christy Clark to its Board.

Ms. Clark was the Premier of British Columbia from 2011-2017 and the longest serving female premier in Canadian history. Before becoming Premier, Ms. Clark served as an MLA for nine years, and held Cabinet positions for four of those years.

In 2005, Ms. Clark took a break from public service and worked in the media sector as a columnist and commentator, and host of the “Christy Clark Show” on CKNW.

“We are very honoured to have Christy join us as a Board member. She brings to our Board a breadth and depth of relationships across Canada, both from politics and business, particularly in British Columbia, including in our largest single market, the greater Vancouver area,” said JR Shaw, Executive Chair.

“I look forward to joining and making contributions to the Board as Shaw continues on its journey as a leading connectivity provider of broadband, video, voice and wireless services in Canada,” Ms. Clark said. “I welcome the opportunity to support the company in growing its presence in British Columbia and its other key markets.”

Ms. Clark attended Simon Fraser University, the Sorbonne in France and the University of Edinburgh in Scotland. Ms. Clark has received several awards, including the YWCA Woman of Distinction Award and the 2009 Woman of the Year in British Columbia by the Consumer Choice Awards.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca